                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                           (AMENDMENT NO. ________)*

                           JOHNSTON INDUSTRIES, INC.
                                (Name of Issuer)

       COMMON STOCK (INCLUDING ASSOCIATED PREFERRED STOCK PURCHASE RIGHT)
                         (Title of Class of Securities)

                                   479368102
                                 (CUSIP Number)

                                 ROY A. BOWMAN
                               JAMES A. O'DONNELL
                              JI ACQUISITION CORP.
                      c/o CGW SOUTHEAST PARTNERS IV, L.P.
                       TWELVE PIEDMONT CENTER, SUITE 210
                             ATLANTA, GEORGIA 30305
                                  404-816-3255
            (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)

                                 March 30, 2000
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

'------------------
CUSIP NO. 47936810
------------------
--------------------------------------------------------------------------------
       1  NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          JI ACQUISITION CORP.
--------------------------------------------------------------------------------
       2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (A) [ ]
                                                                         (B) [X]
--------------------------------------------------------------------------------
       3  SEC USE ONLY
--------------------------------------------------------------------------------
       4  SOURCE OF FUNDS*

          AF
--------------------------------------------------------------------------------
       5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(D) OR 2(E)                                                 [ ]
--------------------------------------------------------------------------------
       6  CITIZENSHIP OR PLACE OF ORGANIZATION

          DELAWARE
--------------------------------------------------------------------------------
                          7       SOLE VOTING POWER

       NUMBER OF                  9,000,000  (SEE ITEM 5.)
                          ------------------------------------------------------
         SHARES           8       SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                  0  (SEE ITEM 5.)
                          ------------------------------------------------------
          EACH            9       SOLE DISPOSITIVE POWER
       REPORTING
         PERSON                   9,000,000  (SEE ITEM 5.)
                          ------------------------------------------------------
          WITH            10      SHARED DISPOSITIVE POWER

                                  0  (SEE ITEM 5.)
--------------------------------------------------------------------------------
      11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          9,000,000  (SEE ITEM 5.)
--------------------------------------------------------------------------------
      12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (SEE INSTRUCTIONS)                                                 [ ]
--------------------------------------------------------------------------------
      13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          45.66%  (SEE ITEM 5.)
--------------------------------------------------------------------------------
      14  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          CO
--------------------------------------------------------------------------------

------------------
CUSIP NO. 47936810
------------------
--------------------------------------------------------------------------------
       1  NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          CGW SOUTHEAST PARTNERS IV, L.P.

--------------------------------------------------------------------------------
       2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (A) [ ]
                                                                         (B) [X]
--------------------------------------------------------------------------------
       3  SEC USE ONLY
--------------------------------------------------------------------------------
       4  SOURCE OF FUNDS*

          AF
--------------------------------------------------------------------------------
       5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(D) OR 2(E)                                                 [ ]
--------------------------------------------------------------------------------
       6  CITIZENSHIP OR PLACE OF ORGANIZATION

          DELAWARE
--------------------------------------------------------------------------------
                          7       SOLE VOTING POWER

       NUMBER OF                  9,000,000  (SEE ITEM 5.)
                          ------------------------------------------------------
         SHARES           8       SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                  0  (SEE ITEM 5.)
                          ------------------------------------------------------
          EACH            9       SOLE DISPOSITIVE POWER
       REPORTING
         PERSON                   9,000,000  (SEE ITEM 5.)
                          ------------------------------------------------------
          WITH            10      SHARED DISPOSITIVE POWER

                                  0  (SEE ITEM 5.)
--------------------------------------------------------------------------------
      11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          9,000,000 (SEE ITEM 5.)

--------------------------------------------------------------------------------
      12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (SEE INSTRUCTIONS)                                                 [ ]

--------------------------------------------------------------------------------
      13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          45.66%  (SEE ITEM 5.)

--------------------------------------------------------------------------------
      14  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          PN
--------------------------------------------------------------------------------

------------------
CUSIP NO. 47936810
------------------
--------------------------------------------------------------------------------
       1  NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          CGW SOUTHEAST IV, L.L.C.
--------------------------------------------------------------------------------
       2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (A) [ ]
                                                                         (B) [X]
--------------------------------------------------------------------------------
       3  SEC USE ONLY
--------------------------------------------------------------------------------
       4  SOURCE OF FUNDS*

          AF
--------------------------------------------------------------------------------
       5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(D) OR 2(E)                                                 [ ]
--------------------------------------------------------------------------------
       6  CITIZENSHIP OR PLACE OF ORGANIZATION

          DELAWARE
--------------------------------------------------------------------------------
                          7       SOLE VOTING POWER

       NUMBER OF                  0  (SEE ITEM 5.)
                          ------------------------------------------------------
         SHARES           8       SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                  0 (SEE ITEM 5.)
                          ------------------------------------------------------
          EACH            9       SOLE DISPOSITIVE POWER
       REPORTING
         PERSON                   0  (SEE ITEM 5.)
                          ------------------------------------------------------
          WITH            10      SHARED DISPOSITIVE POWER

                                  0 (SEE ITEM 5.)
--------------------------------------------------------------------------------
      11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          0 (SEE ITEM 5.)
--------------------------------------------------------------------------------
      12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (SEE INSTRUCTIONS)                                                 [ ]
--------------------------------------------------------------------------------
      13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0%  (SEE ITEM 5.)
--------------------------------------------------------------------------------
      14  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          OO
--------------------------------------------------------------------------------

------------------
CUSIP NO. 47936810
------------------
--------------------------------------------------------------------------------
       1  NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          CGW, INC.
--------------------------------------------------------------------------------
       2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (A) [ ]
                                                                         (B) [X]
--------------------------------------------------------------------------------
       3  SEC USE ONLY
--------------------------------------------------------------------------------
       4  SOURCE OF FUNDS*

          AF
--------------------------------------------------------------------------------
       5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(D) OR 2(E)                                                 [ ]
--------------------------------------------------------------------------------
       6  CITIZENSHIP OR PLACE OF ORGANIZATION

          GEORGIA
--------------------------------------------------------------------------------
                          7       SOLE VOTING POWER

       NUMBER OF                  0  (SEE ITEM 5.)
                          ------------------------------------------------------
         SHARES           8       SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                  0 (SEE ITEM 5.)
                          ------------------------------------------------------
          EACH            9       SOLE DISPOSITIVE POWER
       REPORTING
         PERSON                   0  (SEE ITEM 5.)
                          ------------------------------------------------------
          WITH            10      SHARED DISPOSITIVE POWER

                                  0 (SEE ITEM 5.)
--------------------------------------------------------------------------------
      11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          0 (SEE ITEM 5.)
--------------------------------------------------------------------------------
      12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (SEE INSTRUCTIONS)                                                 [ ]
--------------------------------------------------------------------------------
      13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0  (SEE ITEM 5.)
--------------------------------------------------------------------------------
      14  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          CO
--------------------------------------------------------------------------------

------------------
CUSIP NO. 47936810
------------------
--------------------------------------------------------------------------------
       1  NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          RICHARD L. CRAVEY
--------------------------------------------------------------------------------
       2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (A) [ ]
                                                                         (B) [X]
--------------------------------------------------------------------------------
       3  SEC USE ONLY
--------------------------------------------------------------------------------
       4  SOURCE OF FUNDS*

          AF
--------------------------------------------------------------------------------
       5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(D) OR 2(E)                                                 [ ]
--------------------------------------------------------------------------------
       6  CITIZENSHIP OR PLACE OF ORGANIZATION

          UNITED STATES
--------------------------------------------------------------------------------
                          7       SOLE VOTING POWER

       NUMBER OF                  0  (SEE ITEM 5.)
                          ------------------------------------------------------
         SHARES           8       SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                  0 (SEE ITEM 5.)
                          ------------------------------------------------------
          EACH            9       SOLE DISPOSITIVE POWER
       REPORTING
         PERSON                   0  (SEE ITEM 5.)
                          ------------------------------------------------------
          WITH            10      SHARED DISPOSITIVE POWER

                                  0 (SEE ITEM 5.)
--------------------------------------------------------------------------------
      11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          0 (SEE ITEM 5.)
--------------------------------------------------------------------------------
      12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (SEE INSTRUCTIONS)                                                 [ ]
--------------------------------------------------------------------------------
      13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0%  (SEE ITEM 5.)
--------------------------------------------------------------------------------
      14  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          IN
--------------------------------------------------------------------------------

------------------
CUSIP NO. 47936810
------------------
--------------------------------------------------------------------------------
       1  NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          EDWIN A. WAHLEN, JR.
--------------------------------------------------------------------------------
       2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (A)[ ]
                                                                          (B)[ ]
--------------------------------------------------------------------------------
       3  SEC USE ONLY
--------------------------------------------------------------------------------
       4  SOURCE OF FUNDS*

          AF
--------------------------------------------------------------------------------
       5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(D) OR 2(E)                                                 [ ]
--------------------------------------------------------------------------------
       6  CITIZENSHIP OR PLACE OF ORGANIZATION

          UNITED STATES
--------------------------------------------------------------------------------
                          7       SOLE VOTING POWER

       NUMBER OF                  0  (SEE ITEM 5.)
                          ------------------------------------------------------
         SHARES           8       SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                  0 (SEE ITEM 5.)
                          ------------------------------------------------------
          EACH            9       SOLE DISPOSITIVE POWER
       REPORTING
         PERSON                   0  (SEE ITEM 5.)
                          ------------------------------------------------------
          WITH            10      SHARED DISPOSITIVE POWER

                                  0 (SEE ITEM 5.)
--------------------------------------------------------------------------------
      11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          0 (SEE ITEM 5.)
--------------------------------------------------------------------------------
      12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (SEE INSTRUCTIONS)                                                 [ ]
--------------------------------------------------------------------------------
      13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0  (SEE ITEM 5.)
--------------------------------------------------------------------------------
      14  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          IN
--------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER

                  This statement on Schedule 13D (this "Schedule 13D") relates to the common stock, par value $.10 per share (the "Common Stock"), and the Series A convertible preferred stock (the "Preferred Stock") of Johnston Industries, Inc., a Delaware corporation ("Johnston Industries"). The principal executive offices of Johnston Industries are located at 105 Thirteenth Street, Columbus, GA 31901.

ITEM 2.  IDENTITY AND BACKGROUND

                  (a)-(c), (f) This Schedule 13D is filed jointly on behalf of the following persons (collectively, the "Reporting Persons"): (1) JI Acquisition Corp., a Delaware corporation ("JI") (2) CGW Southeast Partners IV, L.P., a Delaware limited partnership ("CGW IV"), (3) CGW Southeast IV, L.L.C., a Delaware limited liability company ("CGW LLC"),
         (4) CGW, Inc., a Georgia corporation ("CGW, Inc."), (5) Richard L. Cravey ("Cravey"), and (6) Edwin A. Wahlen, Jr. ("Wahlen"). Cravey and Wahlen are citizens of the United States of America.

                  The address of the principal offices of (1) JI, (1) CGW IV,
         (3) CGW LLC, and (4) CGW, Inc. is Twelve Piedmont Center, Suite 210, Atlanta, Georgia 30305. The business address of Cravey and Wahlen is Twelve Piedmont Center, Suite 210, Atlanta, Georgia 30305.

                  The general partner of CGW IV is CGW LLC, and the manager of CGW LLC is CGW, Inc. JI is currently a wholly owned subsidiary of CGW
         IV. Cravey and Wahlen are the directors of CGW, Inc.

                  CGW, Inc., through its managed partnerships, including CGW IV, is a private equity investment firm focused on acquisitions and recapitalizations of middle-market companies.

                  As a result of the entering into the agreements described in Items 3 and 4 below, the Reporting Persons may be deemed to have formed a group with each other, for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934 and Rule 13d-5(b)(1) promulgated thereunder. The filing of this Schedule 13D is not an affirmation or admission that the Reporting Persons, or any of them, have formed such a group or constitute a group for any purpose.

                  To the best knowledge of the Reporting Persons, Annex A attached hereto and incorporated herein by reference sets forth, as of the date hereof, the name, business address, present principal occupation or employment and citizenship of each executive officer and director of (1) CGW, Inc., (2) CGW LLC and (3) JI.

                  (d)-(e) During the last five years, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the executive officers or directors of (1) CGW, Inc., (2) CGW LLC and (3) JI has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                  JI plans to obtain the funds to consummate the transaction described in Item 4 from equity investments in JI by CGW IV.

ITEM 4.  PURPOSE OF TRANSACTION

                  On March 30, 2000, JI, CGW and Johnston Industries entered into a purchase agreement (the "Purchase Agreement"), a copy of which is attached as an exhibit hereto and incorporated herein by reference. JI entered into the Purchase Agreement with the intent of acquiring control of JI.

                  Pursuant to the Purchase Agreement, but subject to satisfaction of the conditions precedent set forth therein, JI will
         (a) offer to purchase up to all the issued and outstanding Common Stock from the current holders thereof; (b) purchase an additional 8,750,000 shares of Common Stock directly from Johnston Industries; and, (c) purchase 250,000 shares of Preferred Stock directly from Johnston Industries, which is convertible into Common Stock on a one-for-one basis.

                  As a result of the offer:

                           - JI will offer to purchase each outstanding share of
                             Common Stock for $3.00.

                           - Each outstanding stock option to purchase shares of
                             Common Stock granted under any stock option plan, compensation plan or arrangement of Johnston Industries will be cancelled, (excluding certain designated options with an exercise price below the offer price) and the holder thereof will be paid an amount equal to (i) the excess, if any, of (a) $3.00 over (b) the applicable exercise price per share multiplied by (ii) the number of shares such holder could have purchased pursuant to such option immediately prior to the closing of the offer.

                           - JI shall be entitled to designate such number of
                             directors, rounded up to the next whole number, on the Board of Directors of Johnston Industries as is equal to the proportion of outstanding shares of Common Stock owned by JI.

                           - To the best of the Reporting Persons' knowledge, as
                             of the date hereof, the officers of Johnston
                             Industries will continue to be the officers of Johnston Industries.

                  The total consideration to be paid by JI for the transactions described herein, including cash to be paid in exchange for outstanding shares of Common Stock and in exchange for the cancellation of outstanding options and including the refinancing and assumption of debt of Johnston Industries and its subsidiaries, is approximately $200 million.

                  Upon consummation of the transactions contemplated by the offer, the shares of Common Stock may cease to be authorized to be traded on The New York Stock Exchange, and the shares may become eligible for termination of registration under the Securities Exchange Act of 1934, as amended.

                  References to, and descriptions of, the Purchase Agreement as set forth in this Item 4 are qualified in their entirety by reference to the copies of the Purchase Agreement included as an exhibit to this
         Schedule 13D and incorporated herein.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

                  (a)-(c) As described in Item 4, upon the closing of the offer to purchase shares of Common Stock from the holders thereof, JI shall have the right, and obligation to purchase an additional 8,750,000 shares of Common Stock for an aggregate of $26.25 million and 250,000 shares of Preferred Stock for an aggregate of $750,000. The offer is conditioned upon JI obtaining at least a majority interest in the outstanding shares of voting capital stock and therefore, upon consummation of these transactions, JI would control at least 50.1% of the outstanding voting capital stock of Johnston.

                  Other than as set forth in this Schedule 13D, to the best of the Reporting Persons' knowledge as of the date hereof, none of any of the Reporting Persons, any general partner of any of the Reporting Persons, any person in control (ultimately or otherwise) of any of the Reporting Persons, or any executive officer or director thereof (including Cravey and Wahlen) beneficially owns any Common Stock, and there have been no transactions in the Common Stock effected during the past 60 days by any of the foregoing.

                  Beneficial ownership of the Common Stock shown on the cover pages of this Schedule 13D for each of the Reporting Persons assumes that the Reporting Persons have not formed a group for purposes of
         Section 13(d)(3) under the Securities Exchange Act of 1934, and Rule 13d-5(b)(1) promulgated thereunder. If the Reporting Persons were deemed to have formed a group for purposes of Section 13(d)(3) and Rule 13d-5(b)(1), the group would be deemed to own beneficially (and may be deemed to have shared voting and dispositive power over) 9,000,000 shares of capital stock in the aggregate, constituting approximately 45.6% of the outstanding shares of capital stock as of March 30, 2000, as represented by Johnston Industries in the Purchase Agreement.

                  (d) Not applicable.

                  (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                  The information set forth in Items 2 through 5, inclusive, is hereby incorporated herein by reference. A copy of the Purchase Agreement is included as an exhibit to this Schedule 13D. To the best of the Reporting Persons' knowledge, except as described in this
         Schedule 13D, there are at present no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between any such persons and any person with respect to any securities of Johnston Industries.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         The following documents are filed as exhibits to this Scheduled 13D:

                  (a) Purchase Agreement by and among CGW Southeast Partners IV, L.P., JI Acquisition Corp. and Johnston Industries, Inc., dated as of March 30, 2000; filed with the Securities and Exchange Commission under cover of Schedule TO on April 7, 2000, and incorporated herein by reference.

     (b) Joint Filing Statement dated April 6, 2000, among the signatories to this Schedule 13D.

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



        April 6, 2000
-----------------------------           JI ACQUISITION CORP.
            Date
                                        By:   /s/ James A. O'Donnell
                                           -----------------------------------

                                        Name:  James A. O'Donnell
                                             ---------------------------------

                                        Title:   Secretary and Treasurer
                                              --------------------------------

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                    CGW SOUTHEAST PARTNERS IV, L.P.
        April 6, 2000
--------------------------------    By:     CGW Southeast IV, L.L.C.,
             Date                           its general partner

                                    By:     CGW, Inc., its Manager


                                    By:   /s/ James A. O'Donnell
                                       ---------------------------------------

                                    Name:   James A. O'Donnell
                                         -------------------------------------

                                    Title:   Vice President
                                          ------------------------------------

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



       April 6, 2000                             /s/ Richard L. Cravey
--------------------------------            --------------------------------
            Date                                    RICHARD L. CRAVEY

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


        April 6, 2000                          /s/ Edwin A. Whalen, Jr.
--------------------------------            --------------------------------
            Date                                   EDWIN A. WAHLEN, JR.

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    CGW, INC.
        April 6, 2000
--------------------------------    By: /s/ James A. O'Donnell
            Date                       ---------------------------------------

                                    Name: James A. O'Donnell
                                         -------------------------------------

                                    Title: Vice President
                                          ------------------------------------

                                    ANNEX A

                        EXECUTIVE OFFICERS AND DIRECTORS
                                       OF
                            CGW SOUTHEAST IV, L.L.C.

--------------------------------------------------------------------------------

                         NAME                                      POSITION WITH REPORTING PERSON
------------------------------------------------------------------------------------------------------------
                  Richard L. Cravey                          Director, President and Managing Director

------------------------------------------------------- ----------------------------------------------------
                 Edwin A. Wahlen, Jr.                    Director, Vice President, Secretary and Managing
                                                                             Director

------------------------------------------------------- ----------------------------------------------------
                  William A. Davies                          Managing Director and Assistant Secretary

------------------------------------------------------- ----------------------------------------------------
                 Garrison M. Kitchen                                     Managing Director

------------------------------------------------------- ----------------------------------------------------
                    Bart A. McLean                                       Managing Director

------------------------------------------------------- ----------------------------------------------------
                  James A. O'Donnell                                     Managing Director

------------------------------------------------------- ----------------------------------------------------

         For each person indicated above, the principal occupation or employment is managing director of Cravey, Green & Wahlen, a private equity investment firm that supports management teams in acquisitions and recapitalizations of middle-market companies, and the business address is Twelve Piedmont Center, Suite 210, Atlanta, Georgia 30305. Each person above if a citizen of the United States of America.

                        EXECUTIVE OFFICERS AND DIRECTORS
                                       OF
                                   CGW, INC.

--------------------------------------------------------------------------------

                         NAME                                     POSITION WITH REPORTING PERSON
-----------------------------------------------------------------------------------------------------------
                 Edwin A. Wahlen, Jr.                            Director, President and Treasurer

-----------------------------------------------------------------------------------------------------------
                  Richard L. Cravey                           Director, Vice President and Secretary

-----------------------------------------------------------------------------------------------------------
                  William A. Davies                                       Vice President

-----------------------------------------------------------------------------------------------------------
                   Michael D. Long                                        Vice President

-----------------------------------------------------------------------------------------------------------
                    Bart A. McLean                                        Vice President

-----------------------------------------------------------------------------------------------------------
                 Garrison M. Kitchen                                      Vice President

-----------------------------------------------------------------------------------------------------------
                 James A. O' Donnell                                      Vice President

-----------------------------------------------------------------------------------------------------------
                Richard L. Cravey, Jr.                                    Vice President

-----------------------------------------------------------------------------------------------------------
                      Roy Bowman                                          Vice President

         For each person indicated above, the principal occupation or employment is managing director of Cravey, Green & Wahlen, a private equity investment firm that supports management teams in acquisitions and recapitalizations of middle-market companies, and the business address is Twelve Piedmont Center, Suite 210, Atlanta, Georgia 30305. Each person above if a citizen of the United States of America.

                        EXECUTIVE OFFICERS AND DIRECTORS
                                       OF
                              JI ACQUISITION, INC.
--------------------------------------------------------------------------------

                         NAME                                      POSITION WITH REPORTING PERSON
-----------------------------------------------------------------------------------------------------------
                    Ray R. Bowman                                     Director and President

-----------------------------------------------------------------------------------------------------------
                  Richard L. Cravey                                          Director

-----------------------------------------------------------------------------------------------------------
                  James A. O'Donnell                                  Secretary and Treasurer

-----------------------------------------------------------------------------------------------------------

         For each person indicated above, the principal occupation or employment is managing director of Cravey, Green & Wahlen, a private equity investment firm that supports management teams in acquisitions and recapitalizations of middle-market companies, and the business address is Twelve Piedmont Center, Suite 210, Atlanta, Georgia 30305. Each person above if a citizen of the United States of America.